EXHIBIT 99.1

XORTX Announces Results of Special Meeting of Shareholders

CALGARY, Alberta, Oct. 27, 2023 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, announces the results of its special meeting of shareholders (the “Meeting”) held earlier today.

A total of 8,453,229 common shares of the Company were represented at the Meeting, representing approximately 47% of the total number of common shares of the Company issued and outstanding. The sole item of business of the Meeting, being shareholder approval of the Consolidation Resolution was duly authorized and approved.

Anthony Giovinazzo, Chairman, stated,

“We are thankful to all shareholders that voted. Further, we appreciate that the majority of shareholders voted in favour of a consolidation of the shares to maintain our NASDAQ listing. Maintaining the listing on NASDAQ has a number of benefits not least of which include greater access to U.S. based institutional investors in raising capital and attracting analyst coverage from U.S. investment banks.

“The time and scale of share consolidation will be determined by the board at a time sufficient to re-establish compliance of XORTX’s NASDAQ listing.”

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Respiratory Viral infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients with kidney disease. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Media Inquiries, OIipriya Das, PhD, MSc
olipriya.das@russopartnersllc.com or +1 409 365 3641

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX are contained under the heading “Risk Factors” in XORTX’s Annual Information Form filed with the applicable Canadian securities regulators and the Company’s 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.